Exhibit 99.3

Employee Stock Option Exchange Program Frequently Asked Questions

August 21, 2009

1.              Why is Seagate submitting an option exchange program for shareholder approval in October?

Many employees hold a significant amount of stock options that are both underwater and approaching expiration.  As a result, these stock options do not hold employee motivational or retention value.  If approved, the stock option exchange program will allow us the opportunity to address this issue, and increase the motivational and retention value of our stock program with no significant increase in cost to the company.

2.              Why do we need shareholder approval?

Our Stock Compensation Plans state that Seagate must receive shareholder approval to provide an option exchange program.

3.              When is the program likely to be implemented?

If the program were to be implemented it would occur within 12 months of receiving a positive vote at the shareholders meeting on October 28, 2009.  The timing of any implementation would be designed to make the greatest possible number of underwater options eligible for the exchange. However, under the terms of the program, only options that have a grant price above the eligibility price set by the Board of Directors, which will be at or above the 52-week high stock price at the commencement of the option exchange, will be eligible for the exchange.  In other words, should the stock price increase to a level where an option exchange program may not have the desired impact for shareholders or employees, we may choose to not implement the program.

4.              How will we find out the details of the option exchange program?

You may read Seagate’s preliminary proxy statement filed with the SEC.  If the program is approved by shareholders in October, an update will be provided to employees following the shareholder meeting. Note that the ratios and eligibility disclosed in the preliminary proxy statement may change if Seagate’s stock price changes.  You will not need to do anything until the Option Exchange Program is implemented.  At that time you will be directed to review a Tender Offer Statement that describes the details of the Option Exchange Program.

5.              If an option exchange program is launched, who will be eligible to participate?

All active employees who hold eligible underwater options and who are in countries where tax and legal requirements make participation practical (as determined by Seagate) will be eligible.

6.              Will executives participate in the program?

Members of Seagate’s Board of Directors and SEC Section 16b executives are not eligible to participate.  Seagate Legal has defined the SEC Section 16b executives as follows:  Stephen J. Luczo, Patrick J. O’Malley, Robert W. Whitmore, William D. Mosley, D. Kurt Richarz, Terence Cunningham, Douglas DeHaan, Kenneth M. Massaroni and David Z. Anderson.

7.              What are the terms of the option exchange program?

If approved and implemented, employees will be able to voluntarily exchange their eligible underwater stock options for a fewer number of new stock options with a grant priced at the fair market value on the day the new stock options are granted.  The new stock option will have a new vesting schedule and term, which is discussed in the preliminary proxy statement and will be described in detail in the Tender Offer Statement if and when Seagate implements the exchange program.

8.              Does this program indicate a lack of confidence about our stock price growing in the future?

No.  We are confident that Seagate will emerge from the current economic downturn.  If approved by shareholders, offering a stock option exchange will provide additional motivation and retention value to our employees to make Seagate successful.  However, as noted above, should the stock price increase to a level where an option exchange program may not have the desired impact for shareholders or employees, we may choose to not implement the program.

9.              May I talk to my Manager or Human Resources to learn more about the Option Exchange Program?

If an option exchange program is launched, participation in the Option Exchange Program would be voluntary. Seagate, its Management and Human Resources cannot give advice on whether you should or should not participate in the option exchange.  We will direct you to published materials where you can learn more about the Option Exchange Program if and when it is implemented.

Important Legal Information

The Option Exchange Program described in this communication has not yet commenced. Seagate will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Option Exchange Program. Option holders should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

In connection with the proposal to be voted on by Seagate’s shareholders to approve the Option Exchange Program discussed in this communication, Seagate has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Seagate shareholders are advised to read such materials as and when they become available and before making any decisions regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Option Exchange Program.

Seagate shareholders and option holders will be able to obtain the written materials described above and the other documents filed by Seagate with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Seagate with the SEC by directing a written request to: Seagate Technology, 900 Disc Drive, Scotts Valley, California, 95066, Attention: Investor Relations.